EXHIBIT 7.1

Green & Company, CPAs A PCAOB Registered Accounting Firm

September 2, 2016

Viking Investments Group, Inc.

1330 Avenue of the Americas, Suite 23 A

New York, NY 10019

Tom Simeo

Executive Chairman, Director and Treasurer

James A. Doris

Chief Executive Officer, President and Director, Board of Directors

Guangfang Yang

Director, Board of Directors

Townsend Tang

Director, Board of Directors

Dear Messrs. Simeo, Doris, Yang and Tang:

The purposes of this letter are to: (1) formally inform you that Green & Company, CPAs (“Green & Company”) resigned as the independent registered public accounting firm of Viking Investments Group, Inc. (the “Company”), effective August 31, 2016; and (2) advise the Company that (a) we believe that an illegal act may have occurred as defined in Section 10A(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (b) disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report and completed interim reviews related to previously issued financial statements.

Following the audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2015 (the “2015 Financials”), information came to our attention that the Company entered into an advisory agreement with a consultant on June 4, 2015, which was ultimately replaced by a subsequent agreement on October 24, 2015 (the “Agreement”), through which the Company agreed to grant the consultant 1,000,000 shares of common stock of the Company in exchange for certain services. According to the Agreement, the consultant had been issued 563,636 shares of common stock of the Company prior to the date of the Agreement, and 309,092 shares of common stock were to be issued on October 24, 2015, which was the date of the Agreement. The written terms of the Agreement should have resulted in 872,728 shares of common stock issued to the consultant in the second half of 2015. The remaining 127,272 shares of common stock were to be issued during September and October of 2016.

10320 N 56th Street, Suite 330	Temple Terrace, FL 33617	813.606.4388

None of the 872,728 shares of common stock described above are reflected as expense in the Company's Consolidated Statements of Operations from the date of issuance through December 31, 2015. Instead, in its Form 10-Q for the three-month period ended March 31, 2016, the Company disclosed that all 1,000,000 shares of common stock were issued to the consultant on March 16, 2016. When Green & Company approached representatives of the Company regarding the discrepancy between the terms of the Agreement and the accounting treatment taken by the Company, the Company produced a letter, dated June 1, 2016 (the version which was provided to us was unsigned), from the consultant stating that the Agreement was invalidated verbally, and all 1,000,000 shares were earned and issued during the first quarter of 2016. Given that to Green & Company’s knowledge the Agreement was never formally amended in writing and the June 1, 2016 letter from the consultant was only provided after Green & Company approached the representatives of the Company, Green & Company remains uncomfortable with the Company’s accounting treatment being inconsistent with the written terms of the Agreement. After discussions with the Company in June 2016 (including over threatened resignation), the Company informed Green & Company that the Company would remedy the accounting. As a result of such assurances, Green & Company did not resign at that time. As discussed below, however, the accounting was not remedied.

Because the 2015 Financials and the financial statements for the period ending September 30, 2015 do not accurately reflect the shares of common stock issued to the consultant as described above, neither our audit report on the 2015 Financials nor our completed interim review for the period ending September 30, 2015 should be relied upon.

In addition, the Company filed its Form 10-Q for the three-month period ended March 31, 2016 without our review or knowledge on May 27, 2016. The Company also filed its Form 10-Q for the six- month period ended June 30, 2016 without our review or knowledge on August 22, 2016, and the Company did not attempt to provide us with any information to complete a review for this period until August 16, 2016.

On August 26, 2016, Green & Company became aware that seven of the Company’s loans with a principal balance of $1,625,000 were due to be repaid on August 18 and 19, 2016. Green & Company asked the Company’s President and CEO regarding the status of these loans and learned that only one of the loans with a principal balance of $100,000 had been paid, and none of the other loans had been paid, converted into the Company’s Common Stock or extended. Green & Company believes the default of these six loans triggers a cross-default clause contained in 17 additional loans with principal balances of nearly $400,000. Neither the Form 10-Q for the six-month period ended June 30, 2016 nor the financial statements contained therein disclose these defaults, and, as of the date of this letter, the Company has not filed a Form 8-K disclosing the defaults under these loans.

In our opinion, both of the Form 10-Q for the three-month period ended March 31, 2016 and the Form 10-Q for the six-month period ended June 30, 2016 were filed with material errors and omissions that were known, or should have been known, by management, and should not be relied upon. Therefore, we are no longer able to rely on management’s representations. We direct you to Item 4.02 of Current Report on Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, for further steps that need to be taken by the Company. We believe these are reportable matters in accordance with Item 304 of Regulation S-K for inclusion in the Form 8-K.

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We also believe, based on the facts described above, that it is likely that an illegal act has occurred, which has had a material effect on the Company’s financial statements and has not been appropriately remedied by the Company’s senior management. We suggest the Company consult with its legal counsel regarding the appropriate actions the Company should take in regards to Section 10A of the Exchange Act, including its duty to report uncorrected illegal acts to the SEC.

Sincerely,

Green & Company, CPAs

Green & Company, CPAs

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